SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

November 9, 2023

VIA EDGAR TRANSMISSION

Re:	BrightSpring Health Services, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 29, 2023

CIK No. 0001865782

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington D.C. 20549-3561

Ladies and Gentlemen:

On behalf of BrightSpring Health Services, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced draft registration statement on Form S-1 (the “Registration Statement”). The Company has prepared Amendment No. 2 in response to the Staff’s comments in its letter, dated October 23, 2023, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure. We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	November 9, 2023

Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted September 29, 2023

Industry and Market Data, page iii

1.

We note your response to comment 4 and your disclosure that “statements in this prospectus regarding our $1.75 trillion combined market opportunity are based on the Centers for Medicare & Medicaid Services, or CMS, data, which projected Medicare expenditures to be $944 billion and Medicaid expenditures to be $805 billion in 2022” and “[t]he Company’s platform is purpose-built to address the full continuum of care and pharmacy services provided to patients in the United States today.” Given that Medicare and Medicaid cover the full spectrum of healthcare services in the United States, please revise statements regarding your market opportunity to reflect the total addressable market for the two segments in which you operate or explain in more detail how your business model addresses the full continuum of healthcare services in the United States. For example, we note that Medicare Part A covers things such as inpatient hospital care and surgery which would appear to be a component of the projected $944 billion in expenditures but do not appear to be part of your business model. Finally, we also note your statement on page 2 of the prospectus that “[t]hese high-need and high-cost Senior and Specialty patients comprise a market of $1.75 trillion across our business.” Please ensure that your estimated market opportunity is limited to the patient population you intend to serve. In this regard, we note that if the $1.75 trillion market opportunity represents the entirely of Medicare and Medicaid expenditures, the market opportunity could not be comprised solely of a subset of high-need and high-cost Senior and Specialty patients.

The Company has revised its disclosure on pages iii, 1, 2, 7, 8, 17, 90, 91, 133, 139, 140, 141 and 150 in response to the Staff’s comment.

In determining its combined market opportunity, the Company started with the projected Medicare and Medicaid expenditures of $944 billion and $805 billion, respectively, for 2022. In response to the Staff’s comment, the Company subtracted projected hospital expenditures for Medicare and Medicaid of $354 billion and $269 billion, respectively, in 2022, as the Company only partially operates in such market. For example, the Company participates in rehabilitation facilities but does not participate in inpatient hospital care and surgery. The Company then added projected total pharmacy expenditures of $225 billion for 2022 based on the CMS data, which expenditures do not include projected Medicare and Medicaid pharmacy expenditures of $127 billion and $45 billion, respectively, in 2022, given the Company’s Pharmacy Solutions segment. Based on this, and allowing for the possibility that there may be other smaller areas within Medicare and Medicaid expenditures where the Company does not operate, the Company respectfully advises the Staff that it believes that “over $1.0 trillion” is the most appropriate estimate of its total addressable market opportunity, representing the Senior and Specialty patient population that the Company intends to serve.

Summary, page 1

2.

We note your response to previous comment 13, which we reissue in part. On page 11 you state: “Our customer service and quality metrics are best-in-class as compared to peers, such as time-to-first-fill (4.2 day average turnaround time), 96.9% overall Medication Possession Ratio, or MPR, and 95% infusion patient satisfaction scores.” Please revise to provide these metrics for your peers that you are comparing yourself to.

Securities and Exchange Commission	November 9, 2023

The Company has revised its disclosure on pages 11, 93, 143 and 144 in response to the Staff’s comment.

Who We Are, page 2

3.

We note your revised disclosure in response to previous comment 14 and re-issue the comment in part. In addition to describing “MPR” and “NPS,” please further describe how you calculate “patient satisfaction,” “associated family satisfaction,” “overall rating of care,” and “Hospice Care Index, or HCI, score.”

In response to the Staff’s comment, the Company has revised its disclosure in the Basis of Presentation section on pages v and vi to include explanations of how the Company describes and calculates “patient satisfaction,” “associated family satisfaction,” “overall rating of care,” and “HCI”.

Our Value Proposition, page 7

4.

We note your revised disclosure in response to previous comment 12 and re-issue the comment in part. Please explain what it means to have line of sight over service volume. If you are able to estimate future service volume based on the number of patients currently under care and the average lengths of stay from historical data, please explain what the remaining 24% or 31% of service volume outside the line of sight represents or why that portion of service volume cannot be estimated using the same calculation method.

The Company has revised its disclosure on pages 7 and 139 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 115

5.

We note your response to prior comment 27. Notwithstanding your rationale for excluding start-up costs from your non-GAAP adjusted EBITDA measure, this adjustment appears to represent normal, recurring cash operating expenses and therefore inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretation. Please revise to remove the adjustment accordingly.

The Company respectfully acknowledges the Staff’s comment and has removed the exclusion of start-up costs from its non-GAAP adjusted EBITDA measure.

6.

Regarding your management fees, significant projects expenses, and legal costs excluded from your non-GAAP measure Adjusted EBITDA, please expand your disclosures to clearly explain why these costs are not normal, recurring operating expenses, similar to your response.

Securities and Exchange Commission	November 9, 2023

The Company has revised its disclosure on pages 31, 116 and 117 in response to the Staff’s comment.

Employees and Human Capital Resources, page 159

7.

We note that on page 159 you cite an approximately 80% retention of clinical positions in home health care, hospice care, and community and rehab care. Please revise to state the time period this statistic covers.

The Company has revised its disclosure on page 161 in response to the Staff’s comment.

Business

Regulation

Corporate Practice of Medicine and Fee-Splitting Laws, page 165

8.

We note your revised disclosure in response to previous comment 17 and your statement that “[s]ome of the states in which we currently operate have laws that prohibit business entities, such as us, from practicing medicine, employing physicians to practice medicine...” Given that you directly employ physicians who provide healthcare services to your patients, please expand on this discussion to explain how you comply with state laws that prohibit you from employing physicians to practice medicine. Please note if you believe you are in compliance with such laws or if you do not engage in Provider Services in certain states.

The Company has revised its disclosure on page 167 in response to the Staff’s comment.

Licensing Laws and State Directives, page 165

9.

We note your revised disclosure in response to previous comment 28 and re-issue the comment in part. We note your statements on page 47 that “[i]n the past, regulators have taken measures against certain of our facilities and locations as a result of non-compliance with applicable laws and regulations.” Please briefly describe the specific laws and regulations which led regulators to take measures against certain of your facilities and locations as well as the extent of your non-compliance with such requirements. To the extent material, please discuss any other specific incidents in addition to the July 2020 incident involving the West Virginia Department for Health and Human Resources. With respect to the July 2020 West Virginia incident, please expand on your disclosure to discuss the reason for the statewide admissions ban and explain how and when the ban orders were subsequently cleared. We note that you state the following on page 166: “For example, we self-reported an employee in West Virginia who failed to meet our standards of care, and we communicated with regulators as part of their investigation and as part of licensure surveys.” Please revise to state the date of the self-reported issue and whether it was related to the admissions ban.

Securities and Exchange Commission	November 9, 2023

The Company has revised its disclosure on pages 47 and 168 in response to the Staff’s comment. The Company respectfully advises the Staff that it believes that, other than the July 2020 incident, no specific incident involving the West Virginia Department for Health and Human Resources was material.

Certain Relationships and Related Party Transactions

Transactions involving affiliates of Walgreen Stockholder, page 201

10.	Please revise to provide the termination provisions of the two agreements involving affiliates of Walgreen Stockholder.

The Company has revised its disclosure on pages 204 and 205 in response to the Staff’s comment.

***

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc: Securities and Exchange Commission

Conlon Danberg

Margaret Schwartz

Kristin Lochhead

Jeanne Baker

BrightSpring Health Services, Inc.

Jon Rousseau

Simpson Thacher & Bartlett LLP

Sunny Cheong

Latham & Watkins LLP

Marc Jaffe

Ian Schuman

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